UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Bionik Laboratories Corp

(Name of Issuer)

Common stock, par value $0.001 per Share

(Title of Class of Securities)

09074A208

(CUSIP Number)

March 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09074A208

1	Name of Reporting Person: Lombard International Assurance S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With :	5	Sole Voting Power 131,912(1)

	6	Shared Voting Power None

	7	Sole Dispositive Power 131,912(1)

	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 131,912(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.64%

12	Type of Reporting Person FI

(1)  Includes 119,106 shares of Company common stock and warrants to purchase 12,806 shares of Company common stock.

Item 1(a).	Name of Issuer. Bionik Laboratories Corp (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 483 Bay Street, N105, Toronto, Ontario M5G2C9.

Item 2(a).	Names of Persons Filing. This Schedule 13G is filed on behalf of Lombard International Assurance S.A.
Item 2(b).	Address or Principal Business Office or, if none, Residence. Lombard International Assurance S.A. 4, rue Lou Hemmer L-1748 Luxembourg
Item 2(c).	Citizenship. Luxembourg
Item 2(d).	Title of Class of Securities. Common Stock and Warrants
Item 2(e).	CUSIP Number. 09074A208

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-3(b) or (c), check whether the person filing is a:
		☐	Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

(a) Amount beneficially owned: 131,912 (Includes 119,106 shares of Company common stock and warrants to purchase 12,806 shares of Company common stock)
(b) Percent of class: 5.64%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 131,912(2)
(ii) Shared power to vote or to direct the vote None
(iii) Sole power to dispose or to direct the disposition of 131,912(2)
(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable.

(2)  Includes 119,106 shares of Company common stock and warrants to purchase 12,806 shares of Company common stock

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	Lombard International Assurance S.A.